UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.
7601 Penn Avenue South
Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Best Buy Retirement Savings Plan
Richfield, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 28, 2012

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Participant-directed investments — fair value	$957,328,867	$946,696,266

Receivables:
Participant contributions	1,387,576	1,777,960
Employer contributions	2,529,901	2,980,262
Rollover contributions	58,451	46,016
Participant loans	53,027,782	46,406,303
Interest and dividends receivable	914,369	826,471

Total receivables	57,918,079	52,037,012

Total assets	1,015,246,946	998,733,278

LIABILITIES:
Amounts due to brokers for securities purchased	—	593,969
Accrued expenses	782,812	125,239

Total liabilities	782,812	719,208

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,014,464,134	998,014,070

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY-BENEFIT RESPONSIVE INVESTMENT CONTRACTS (Note 2 and 5)	(656,389)	785,200

NET ASSETS AVAILABLE FOR BENEFITS	$1,013,807,745	$998,799,270

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

CONTRIBUTIONS:
Participant	$99,241,881	$96,417,046
Employer	62,237,097	62,464,157
Rollovers	2,260,039	2,310,454

Total contributions	163,739,017	161,191,657

INTEREST AND DIVIDEND INCOME	11,295,858	14,910,739

NET REALIZED AND UNREALIZED (DEPRECIATION) / APPRECIATION IN FAIR VALUE OF INVESTMENTS (Note 3)	(71,316,751)	42,003,580

TRANSFERS IN OF ASSETS (Note 1)	7,656,156	4,397,705

Total additions	111,374,280	222,503,681

BENEFITS PAID TO PARTICIPANTS	(94,462,236)	(70,570,693)

ADMINISTRATIVE EXPENSES	(1,903,569)	(1,405,597)

Total deductions	(96,365,805)	(71,976,290)

INCREASE IN NET ASSETS	15,008,475	150,527,391

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	998,799,270	848,271,879

End of year	$1,013,807,745	$998,799,270

See notes to financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. and subsidiaries (the “Company”) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. If an employee is scheduled to work at least 32 hours per week, the employee becomes eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee is scheduled to work fewer than 32 hours per week, the employee becomes eligible upon completion of at least 1,000 hours of service in a 12-month service period. The Rewards Investment and Finance Committee and Rewards Sponsor Committee have been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan. The members of the Rewards Investment and Finance Committee and Rewards Sponsor Committee are appointed by the Board of Directors of the Company. JPMorgan Chase Bank N.A. serves as the trustee of the Plan. Aon Hewitt serves as the recordkeeper. The Plan is subject to the provisions of ERISA.

Effective March 23, 2011, the Napster 401(k) Plan was merged into the Plan. Net assets totaling $7,656,156 were transferred. Any employee who was a participant in the Napster 401(k) Plan on March 22, 2011, automatically became a participant in this Plan. Participants of the Napster 401(k) Plan became fully vested in the amounts transferred to the Plan.

Effective April 1, 2010, the Pacific Sales and Pacific Service Center 401(k) Plan was merged into the Plan. Net assets totaling $4,397,705 were merged. Any employee who was a participant in the Pacific Sales and Pacific Service Center 401(k) Plan on March 31, 2010, automatically became a participant in this Plan. Participants who had at least three years of service for the Pacific Sales and Pacific Service Center 401(k) Plan became fully vested in the amounts transferred to the Plan.

Contributions - Each year, participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into any of the twenty different investment funds or into Company stock offered by the Plan.

Effective January 24, 2011, the Marsico Growth Fund and the Morgan Stanley Institutional Small Company Growth Fund were replaced as investment options by the Harbor Capital Appreciation Fund and the Prudential Jennison Small Company Fund, respectively.

Effective August 1, 2011, JPMorgan Stable Value Fund was replaced by the Galliard Stable Value Fund.

Effective September 1, 2011, the BGI Lifepath Funds were replaced by the Hewitt Ennis Knupp Custom Lifecycle Funds. The Managed AMG Funds Timesquare Midcap and the Ridgeworth Funds MidCap Value Equity Funds were added as well.

Vesting - Participants are vested immediately in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested. However, the amendment was not intended to change the current five-year graduated vesting schedule for employer matching contributions made for periods before January 1, 2007.

Participants will be 100% vested in their non-safe harbor matching contributions five years from the date of their hire or at the time of death, disability, or retirement, provided the person has reached normal retirement age.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan is processed. Loans require repayment within five years from the loan date, unless the loan is for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits - On termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions. The Plan states that participants with a balance of less than $5,000 are to have accounts distributed within 60 days of Plan year-end. The Plan has undistributed amounts owed to participants that are no longer active employees of the Plan Sponsor in the amounts of $3,973,964 and $4,084,023 as of December 31, 2011 and 2010, respectively.

Forfeitures - Forfeited nonvested accounts are used to either reduce the Company's matching contributions or to pay Plan administrative expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts as of December 31, 2011 and 2010, was $107,484 and $1,677,300, respectively. Administrative expenses and Company matching contributions of $907,873 and $896,757 were paid with forfeitures in 2011 and 2010, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 5. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value was determined as follows: the net asset values for the Artisan Small-Cap Value Fund, Barclays S&P 500 Equity Index Fund, MFS Institutional International Equity Fund, PIMCO Total Return Fund, Hewitt Ennis Knupp Retirement Growth Fund, American Beacon Large Cap Value Fund , Harbor Fund Capital Appreciation Fund, Managed AMG Funds Timesquare Midcap, Prudential Jennison Small Co Fund, Ridgeworth Funds MidCap Value Equity Fund, JPMorgan Prime Morgan Shares, Galliard Stable Value Fund, and Hewitt Ennis Knupp LifeCycle Funds are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares.

In accordance with GAAP, the Plan's Statements of Net Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The Plan's Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Participant Loans - Loans from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefits are recorded when paid. At December 31, 2011 and 2010, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses - Certain Plan administration costs were paid through forfeited Company-matching contributions. There were administrative expenses that were paid by the Plan Sponsor during the year. Effective with the three months ended September 30, 2010, Plan participants with account balances in excess of $500 are charged $15 per quarter to cover Plan administrative expenses.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the Code's limits. Best Buy Retirement Savings Plan did not have to return any excess contributions paid during 2011 or 2010 that had to be paid back to the Plan.

New Accounting Standards - In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, which amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to achieve common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is to be applied prospectively and is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of the new guidance will have an impact on the Plan's financial statements.

3.	INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010, were as follows:

	2011	2010
Galliard Stable Value Fund	$177,897,846	**
Best Buy Co., Inc. Stock Fund	127,988,703	177,325,011
Artisan Small-Cap Value Fund	87,667,886	92,068,825
PIMCO Total Return Fund	82,565,439	79,620,031
MFS Institutional International Equity Fund	80,676,833	84,429,131
BGI Equity Index Fund H	72,183,716	66,514,254
Harbor Fund Capital Appreciation Fund	67,098,149	**
JPMCB Intermediate Bond Fund *	***	117,545,972
Marisco Growth Fund	***	64,753,512

* Nonparticipant directed
** Investment not held as of December 31, 2010
*** Investment not held as of December 31, 2011

During 2011 and 2010, the Plan's investments (including gains and losses on investments purchased and sold as well as held during the year) (depreciated) appreciated in value as follows:

	2011	2010
Best Buy Co., Inc. common stock fund	$(57,572,901)	$(23,725,258)
Registered investment funds:
Domestic stocks	(13,270,547)	41,878,922
International stocks	(4,670,194)	1,302,678
Bond fund	680,449	1,149,096
Stable Value Fund	3,761,376	—
Pooled funds – domestic stock funds	(244,934)	21,398,142

Net (depreciation) appreciation in fair value of investments	$(71,316,751)	$42,003,580

4.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 – Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 – Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

i.Quoted prices for similar assets or liabilities in active markets;
ii.Quoted prices for identical or similar assets in non-active markets;
iii.Inputs other than quoted prices that are observable for the asset or liability; and
iv.Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following table sets forth by level within the fair value hierarchy, the Plan's financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2011 and 2010, according to the valuation techniques we used to determine their fair values:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,826,671	$—	$—	$2,826,671
Best Buy Co., Inc. common stock fund	127,988,703	—	—	127,988,703
Registered investments:
Domestic stocks	252,158,523	—	—	252,158,523
International stocks	80,676,833	—	—	80,676,833
Bond fund	82,565,439	—	—	82,565,439
Pooled funds:
BGI Equity Index Fund H	—	72,183,716	—	72,183,716
Hewitt Ennis Krupp funds	—	159,652,127	—	159,652,127
JPMorgan Prime Morgan Shares	—	1,379,009	—	1,379,009
Galliard Stable Value Fund:
Fixed income funds	—	145,098,954	—	145,098,954
Stable return fund	—	8,668,033	—	8,668,033
Liquidity fund	—	24,130,859	—	24,130,859

Total	$546,216,169	$411,112,698	$—	$957,328,867

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,804,890	$—	—	$2,804,890
Best Buy Co., Inc. common stock fund	177,325,011	—	—	177,325,011
Registered investments:
Domestic stocks	247,288,454	—	—	247,288,454
International stocks	84,429,131	—	—	84,429,131
Bond fund	79,620,031	—	—	79,620,031
Pooled funds	—	188,640,124	—	188,640,124
JPMorgan Prime Morgan Shares	—	2,056,030	—	2,056,030
Stable Value Fund:
JPMCB Liquidity Fund	—	46,986,623	—	46,986,623
JPMCB Intermediate Bond Fund	—	117,545,972	—	117,545,972

Total	$591,467,517	$355,228,749	$—	$946,696,266

For the years ended December 31, 2011 and December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - Classified as Level 1 as investments are primarily comprised of money market funds and commercial paper with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Common Stock - Classified as Level 1 as investments are valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investments - Classified as Level 1 as shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Pooled Funds - Classified as Level 2 valued using the net asset value (NAV), based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs. These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds, and cash. The Hewitt Ennis Krupp Funds invest in a combination of investments held by the Plan, including the Galliard Stable Value Fund. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

JPMorgan Prime Morgan Shares -Classified as Level 2 as investments do not trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis. Market value of JPMorgan Prime Morgan Shares approximates cost as maturities are less than three months.

Stable Value Fund - Classified as Level 2 as investment contracts valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. Corporate bonds and government obligations are valued at the bid price or the average of the bid and ask price on the last business day of the year from published sources where available, and, if not available, from other sources considered reliable. The investments are redeemed daily at constant NAV of $1 per unit. It is policy of the investment to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the investment will be able to maintain this value.

5.	INVESTMENT CONTRACTS

The Stable Value Fund (the "Fund") primarily invests in traditional guaranteed investments contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Fund. The portfolio underlying the contract is maintained separately from the contract issuer's general assets, usually by a third party custodian. The primary variables impacting the future crediting rates of security-backed contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets within the contract. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than zero percent.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the GICs as well as the difference between the GICs' fair value and contract value, or the adjustment to contract value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

GICs and security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	Any substantive modification of the Fund or the administration of the Fund;

•	Complete or partial termination of the Fund, including merger with another fund;

•	Failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption from ERISA;

•	Any change in law, regulation, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans;

•
The redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan.

The Plan Administrator does not consider any of these events probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Fund defaults in its obligations under the security-backed contract (including the issuer's determination that the agreement constitutes a non exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

The average yields earned by the Fund at December 31, 2011 and 2010, are as follows:

	2011	2010
Average yields:
Based on annualized earnings (1)	1.84%	2.49%
Based on interest rate credited to participants (2)	2.04%	1.98%

(1)	Computed by dividing the annualized one-day actual earnings of the underlying investments on the last day of the Plan year by the fair value of the investments on the same date.

(2)	In 2011 and 2010, the computation used gross annualized one-day earnings, respectively.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2011 and 2010, the Plan's stock fund had the following transactions related to the Plan sponsor's common stock:

	2011	2010
Number of common shares purchased	974,189	927,001
Cost of common shares purchased	$27,859,482	$35,512,938
Number of common shares sold	686,220	971,687
Market value of common shares sold	$20,216,859	$40,431,281
Cost of common shares sold	$22,038,803	$30,980,022

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank N.A. JPMorgan Asset Management manages the JPMorgan Prime Morgan Shares Fund and the Stable Value Fund through July 31, 2011. JP Morgan Chase Bank N.A. is the trustee of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants would become 100% vested in the Company's contributions.

8.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated March 24, 2011 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$1,013,807,745	$998,799,270
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	656,389	(785,200)
Deemed loan activity	(923,963)	(688,894)

Net assets available for benefits per Form 5500	$1,013,540,171	$997,325,176

As of December 31, 2011 and 2010, the following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500:

	2011	2010
Increase in net assets per statement of changes in net assets available for plan benefits	$15,008,475	$150,527,391
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,441,589	4,870,068
Deemed loan activity	(235,069)	(256,919)

Net income per Form 5500	$16,214,995	$155,140,540

10.	SUBSEQUENT EVENTS

We have evaluated the effects of events that have occurred subsequent to December 31, 2011, through the filing date of the Form 11-K, and we identified no subsequent events other than those noted below.

In December 2011, mindSHIFT Technologies, Inc. was acquired by the Company. The mindSHIFT Technologies, Inc. 401(k) Plan will be merged into the Plan in July 2012.

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)
(EMPLOYER IDENTIFICATION NUMBER 41-0907483)
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

Description of Investment		Current Value

	INTEREST-BEARING CASH	$2,826,671

	REGISTERED INVESTMENT COMPANIES:
	American Beacon Funds Institutional Value Fund	49,665,676
	Artisan Small-Cap Value Fund	87,667,886
	Harbor Fund Capital Appreciation Fund	67,098,149
	Managed AMG Funds Timesquare Midcap	1,349,779
	MFS Institutional International Equity Fund	80,676,833
	PIMCO Total Return Fund	82,565,439
	Prudential Jennison Small Co Fund	44,626,184
	Ridgeworth Funds MidCap Value Equity	1,750,849

	Total registered investment companies	415,400,795

	POOLED FUNDS:
	BGI Equity Index Fund H	72,183,716
	Hewitt Ennis Krupp Retirement Growth	11,696,892
	Hewitt Ennis Krupp LifeCycle 2015	7,118,413
	Hewitt Ennis Krupp LifeCycle 2020	10,585,772
	Hewitt Ennis Krupp LifeCycle 2025	14,350,866
	Hewitt Ennis Krupp LifeCycle 2030	17,971,011
	Hewitt Ennis Krupp LifeCycle 2035	20,243,841
	Hewitt Ennis Krupp LifeCycle 2040	21,113,081
	Hewitt Ennis Krupp LifeCycle 2045	23,462,750
	Hewitt Ennis Krupp LifeCycle 2050	33,109,501
*	JPMorgan Prime Morgan Shares	1,379,009

	Total pooled funds	233,214,852

	Galliard Stable Value Fund	177,897,846

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	127,988,703

	Total Best Buy Co., Inc. Stock Fund	127,988,703

	TOTAL 2011 INVESTMENTS	$957,328,867

*	PARTICIPANT LOANS, 4.25%–11.5% interest rate range and maturity dates range from January 5, 2007 to October 23, 2026	$53,027,782

*	Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

Best Buy Retirement Savings Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 28, 2012	By:	/s/ SUSAN S. GRAFTON
Susan S. Grafton
Senior Vice President, Controller and Chief Accounting Officer